ALEXCO RESOURCE CORP.

June 15, 2012

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Alexco Resource Corp. (the "Issuer") held on June 15, 2012. The report on the voting results is as follows:

1. Setting the number of directors at seven.	By show hands, carried

2. The election of the following seven nominees as directors of the Company for the seven positions for the ensuing year or until their successors are elected or appointed:	By show hands, carried

Clynton R. Nauman
Michael D. Winn
George Brack
Rick Van Nieuwenhuyse
David H. Searle
Terry Krepiakevich
Richard N. Zimmer

3. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company at remuneration and on terms of engagement to be fixed by the directors.	By show of hands, carried

Alexco Resource Corp.

Per:	Signed
K.T. Johnson
Corporate Secretary